Filed Pursuant to Rule 433

Registration No. 333-175021

Pricing Term Sheet

November 14, 2013

Black Hills Corporation

$525,000,000

4.250% Senior Notes due 2023

The following information supplements the Preliminary Prospectus Supplement, dated November 14, 2013, filed pursuant to Rule 424, Registration Statement No. 333-175021.

Issuer:	Black Hills Corporation
Title of securities:	4.250% Senior Notes due 2023
Aggregate principal amount offered:	$525,000,000 principal amount
Principal amount per note:	$2000 x $1000
Price to public:	99.530% of principal amount
Gross Proceeds:	$522,532,500
Underwriters’ discount:	0.650%
Annual interest rate:	4.250% per annum
Yield to Maturity:	4.308%
Benchmark:	2.500% UST due August 15, 2023
Benchmark Yield:	2.708%
Ratings:	Baa2 / BBB / BBB(1)
Interest payment dates:	May 30 and November 30 of each year, commencing May 30, 2014
Spread to Treasury:	+160 bps
Maturity:	November 30, 2023
Redemption:
Make-whole call:	Callable at any time at the greater of: i) the price equal to the principal amount plus accrued and unpaid interest; or ii) at Treasury Rate plus 25 bps.
Par call:	Callable on or after August 30, 2023 at

(1) These securities ratings have been provided by Moody’s, S&P and Fitch, respectively. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

100%.
Ranking:	Senior Unsecured
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
U.S. Bancorp Investments, Inc.
Trade date:	November 14, 2013
Settlement date (T+3):	November 19, 2013
CUSIP:	092113 AH2

The issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, J.P. Morgan Securities LLC collect at 1-212-834-4533, RBC Capital Markets, LLC toll free at 866-375-6829 or U.S. Bancorp Investments, Inc. toll free at 877-558-2607.